Part II: Item 1(a)

Add:

For purposes of this document, the term “Institutional Client” shall mean “Institutional Account,” as that term is defined under FINRA Rule 4512(c).

1. Prime Services and Financing ("PS&F") Global Execution Services Americas: Low touch sales trading focusing primarily on executing orders via algorithmic trading, smart order routing and direct market access in listed cash equity products and options for institutional clients. MPID:BNPS. Order Capacity: Agency. 2. Equities and Derivatives ("EQD") Delta 1 Forwards Trading Americas: Provides liquidity in synthetic products (swaps, futures, forwards, options, synthetic forwards, ETFs/ETNs, certificates, and notes) for institutional clients. The desk hedges the market risk and financial resources associated with these transactions with various financial instruments, including stocks, options, and futures. MPID:BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 3. EQD Convertible Securities Trading Americas: Provides liquidity to facilitate institutional client demand in cash equity, fixed income, and convertible securities. The desk hedges the market risk and financial resources associated with these transactions with stocks/indices, CDS/indices, bonds, recovery CDS Swaps, options, interest rate products (e.g., Eurodollar, Treasury Futures), and other volatility instruments. MPID: BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 4. EQD Index Trading Americas: Provides liquidity and executes derivative transactions (swaps, options, futures, forwards, etc.) with institutional clients on customized products linked to index underlyings. The desk also responds to requests for quotes from clients to buy or sell derivatives linked to U.S. equity indices. Furthermore, the desk trades customized and/or structured derivative products with institutional clients in response to their needs for capital protection, yield and diversification. MPID: BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 5. EQD Stock Exotics Americas: Provides liquidity in customized and exotic products to institutional clients using various issuance vehicles. The desk responds to requests for quotes from clients, providing liquidity to buy or sell OTC derivatives and other products presenting non-vanilla features. The desk hedges market risk and financial resources associated with these transactions using a combination of stocks, options, and futures. MPID:BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 6. EQD Stock Flow Americas: provides liquidity, responds to requests for quotes, and executes derivative transactions with institutional clients on U.S. single stocks and ETFs. The desk hedges market risk and financial resources associated with these transaction using a combination of stocks and options. MPID: BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 7. EQD ETF / High Touch Cash Trading Americas: Provides liquidity t institutional clients in cash equities and ETFs. The desk hedges market risk and financial resources associated with these transactions using baskets of stocks, ADRs, and various exchange-traded derivatives, including futures. MPID: BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 8. EQD Automated Market Making - Options Americas: Provides liquidity to the public markets by posting two sided quotes in exchange listed options referencing the S&P 500 index. MPID: BNPS. Order Capacity: Principal. 9. PS&F Prime Services Sales and Trading Americas: Effects transactions in long and short swaps to assist institutional clients in achieving leverages returns of single stocks and/or target indices/ETF. MPID: BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 10. Fixed Income and Currencies Americas: Focus primarily on executing orders, providing liquidity and carrying inventory to facilitate client demand in foreign exchange, rates, credit, and emerging markets debt, convertible securities, equities, and options for institutional clients. MPID: BNPS. Order Capacity: Agency, Principal, and Riskless Principal.

Part 2 Item 5

As a full service broker dealer, BDO provides the following products and services for the purpose of effecting transactions or submitting orders in the ATS: 1. High Touch trading via sales and trading personnel with internal access to the ATS 2. Low Touch trading with external access to the ATS via FIX Connectivity using the Subscriber's own proprietary or third party Order Management System or Execution Management System ("OMS/EMS") ~~the Subscriber's Order Management System or Execution Management System ("OMS/EMS") or via FIX connectivity~~: a. Low Touch algorithmic trading and Smart Order Routing b. Direct market access to liquidity venues, including the ATS, via the BDO's low-latency market connectivity ("Direct Market Access"). All of the BDO's customers, including those with access to the BDO's High Touch sales and trading personnel, must satisfy requirements of the BDO's onboarding process (including with respect to anti-money laundering requirements). Subscribers with external access to the ATS are also required to

sign an electronic trading agreement. Order entry into the ATS by means of the products and services above are further described in Part III, Item 5(c). No market data feed from the ATS is made available externally. Internally, the ATS continuously provides anonymized, aggregated volume on each side of the market to the BDO's Smart Order Routers, as described in Part III, Item 15(b).

Part 3 Item 5 (c)

Order Entry into the ATS is either by internal (High Touch) or external (Low Touch) means. Individual Subscribers may have multiple access points into the ATS, including both High Touch and Low Touch channels, due to relationships with multiple business units of the BDO or the BDO's relationships with multiple business units of such Subscriber. Internal Order Entry: Certain High Touch BDO sales and trading personnel have the ability to enter orders into the ATS, on behalf of their clients in an Agency capacity, and for the BDO's principal account in a Principal or Riskless Principal capacity through the BDO's existing order and execution infrastructure only. Orders can be entered by these sales and trading personnel in one of two ways prior to reaching the ATS. In the first scenario, a sales and trading employee can enter the customer order via the BDO's various algorithmic trading strategies which will then utilize the BDO's smart order routers ("SOR") to direct the order to a market center, where the BDO's ATS is one among many possible final destinations. In the second scenario, the sales and trading employee can send the order directly to the SORs, which in turn can elect to direct the order to the BDO's ATS as the final destination. In either scenario, the order will always utilize the SORs to make the trading venue routing decision. External Order Entry: External Subscribers trading via Low Touch electronic means may enter orders into the ATS via FIX Connectivity using the Subscriber's own proprietary or third party OMS/EMS by: (i) connecting directly to BDO's various algorithmic trading strategies, which will then utilize the BDO's smart order routers ("SOR") to direct the order to a market center, including but not limited to, the BDO's ATS; (ii) connecting directly to the SORs, which could direct the order to the BDO's ATS; (iii) connecting through a 3rd party ATS aggregation or Dark Liquidity smart order router where the External Subscriber is an Institutional Client of the BDO; (iv) directing orders to the BDO's ATS via FIX connectivity to the BDO's low-latency Direct Market Access platform; or, (v) if the Subscriber is a Liquidity Partner, via direct FIX connectivity. Connectivity to the ATS via the BDO's Direct Market Access platform or, for Liquidity Partners, via direct connectivity, are the lowest latency routes to the ATS. All BDO customers, including those with access to BDO's High Touch sales and trading personnel who route orders internally to the ATS via the BDO's algos and smart order routers, must satisfy requirements of the BDO's onboarding process (including with respect to anti-money laundering requirements). External Subscribers are also required to sign an electronic trading agreement, as described in Part III, Item 2(b).

Part 3 Item 13 (1)

For the purpose of counterparty type selection, the ATS segments Subscribers by counterparty type. There are five counterparty types: 1. Principal: All BDO principal orders routed to the ATS from internal BDO trading desks as described in Part II, Item 1; 2. Agency: Agency orders from External Subscribers not directly routed to the ATS but routed via the BDO's algorithms or Smart Order Routers, in which the Smart Order Router determines to route to the ATS or is directed to route to the ATS by the BDO's algorithms. External Subscribers that are an Institutional Client of the BDO and are using a 3rd party ATS aggregation or Dark Liquidity smart order routing service and where the identity of the External Subscriber is fully disclosed to the BDO. Orders of the BDO's Affiliates, whether entered by such Affiliate in a principal or agency capacity, would be categorized as the counterparty type "Agency" to the extent not directly routed to the ATS via FIX connectivity to the BDO's low-latency Direct Market Access platform or its Smart Order Router. Orders of the BDO's Affiliates, to the extent being directly routed to the ATS, entered by such Affiliate in a principal or agency capacity, whether routed into the ATS via FIX connectivity to the BDO's low latency Direct Market Access or its Smart Order Router would be categorized as counterparty types "Direct Low", "Direct Medium" or 'Direct High" as applicable. The following three counterparty types include External Subscribers directing orders to the ATS via FIX connectivity to the BDO's low-latency Direct Market Access platform or its Smart Order Router, and Liquidity Partners who route via direct FIX connectivity to the ATS. 3. Direct low: Agency orders routed directly to the ATS by External Subscribers deemed by the BDO to have low average price reversion. 4. Direct Medium: Agency orders routed directly to the ATS by External Subscribers deemed by the BDO to have medium average price reversion. 5. Direct High: Agency orders routed directly to the ATS by External Subscribers deemed by the BDO to have high average price reversion. Price reversion is determined by the notional weighted average midpoint to midpoint price movement after execution over a defined time interval. Upon onboarding, the BDO assigns External Subscribers to either the Agency or the Direct Medium counterparty type, based on the Subscriber's routing arrangements with the BDO. Upon the initial launch of the BNPP Cortex ATS, External Subscribers will be assigned to the Agency, Direct High, Direct Medium, and/or Direct Low counterparty type based on information acquired by the BDO through the Subscriber onboarding process, which includes information relevant to the Subscriber's investment strategy, trading style, and/or technical configurations. Within 60 days following the launch of the BNPP Cortex ATS, the initial counterparty selection assignment for External Subscribers will be subject to the below described monthly and ad hoc review process performed by the BNPP Cortex ATS Working group. The counterparty selection assignment is subject to subsequent monthly reviews by the BNPP Cortex ATS Working Group. The BDO may also perform ad hoc reviews of counterparty selection assignment for any reason. Based on changes in the Subscriber's historical trading activity, the Working Group may determine that a Subscriber's initial counterparty selection type requires reassignment to a different type and will typically notify such Subscriber of such change within one business day of such change. As described in Part II, item 3(a), a Subscriber may request that its orders not be crossed with orders from particular counterparty segments. A Subscriber's assignment to a particular counterparty segment does not impact how the Subscriber's orders are prioritized in the ATS's Order Book, as described in Part III, Item 11(c).